Exhibit 99.1

SAP Supervisory Board Proposes Increased Dividend of €1.50 per Share

WALLDORF, Germany — February 21, 2019 — SAP SE (NYSE: SAP) The Supervisory Board of SAP SE, in alignment with the Executive Board, has decided to recommend that shareholders approve a dividend of €1.50 per share for the fiscal year 2018. This represents a year-over-year increase of €0.10, or 7% compared to last year’s dividend of €1.40. If the shareholders approve this recommendation and if treasury shares remain at the 2018 closing level, the total amount of dividends to be distributed will be approximately €1.79 billion (2017: €1.67 billion), representing a pay-out ratio of 44% (2017: 41%). The 2018 fiscal year dividend is scheduled to be paid on or after May 20, 2019.

“With our strong growth in 2018, our shareholders should participate in this success. Therefore, we are recommending a 7% increase in dividend,” said Luka Mucic, Chief Financial Officer, SAP. “We appreciate the support of our shareholders as we steer our company toward sustainable and profitable growth and deliver on our purpose of helping the world run better and improving people’s lives.”

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 20, 2019. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

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About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 425,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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